

Mail Stop 3561

November 13, 2015

G. Price Cooper, IV
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, NC 27103

      Re: **Krispy Kreme Doughnuts, Inc.**
                Form 10-K for the Fiscal Year Ended February 1, 2015
                Filed April 2, 2015
                File No. 1-16485

Dear Mr. Cooper:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your disclosure in the discussion of your international franchise business segment on page 19 that one-time development fees and franchised fees generally range between $20,000 and $50,000 per store. However, based on the number of stores opened as disclosed on page 22, international development fees recognized as revenue per store during the past two years as disclosed in your discussion of revenues of the International Franchise segment on pages 47 and 60 are less than $20,000 per year. Please advise.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 1 – Accounting Policies
Significant Accounting Policies

Revenue Recognition, page 80

2. We understand development and initial franchise fees relating to new store openings are recognized when the store is opened at which time you have performed substantially all of the initial services you are required to provide. We also understand you have deferred franchise fee revenue as disclosed in Notes 10 and 12. Please tell us your consideration of disclosing the nature of all significant commitments and obligations resulting from franchise agreements that you have agreed to provide to franchisees and that have not yet been substantially performed in accordance with ASC 952-440-50-1. In addition, please confirm to us deferred franchise fees are related to unopened stores.

Note 11 – Credit Facilities and Lease Obligations

Lease Obligations, page 93

3. Please tell us your consideration of disclosing a general description of your leasing arrangements, including build-to-suit leasing arrangements in accordance with ASC 840-10-50-2. In addition, regarding build-to-suit leasing arrangements please tell us (i) why you are considered the owner of leased stores during the construction period and why leasing arrangements entered into to date do not qualify for sale-leaseback accounting and (ii) why the land and building are considered separately for purposes of applying the criterion in ASC 840-10-25 citing references to authoritative guidance supporting your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Berry Epley
     Chief Accounting Officer